GLOBAL WATER

May 20, 2010

Mr. Ronald Alper
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Via Edgar

Re: Global Water Resources, Inc. – Registration Statement on Form S-1 (SEC File No. 333-150877)

Dear Mr. Alper:

Please be advised that Global Water Resources, Inc. has decided not to proceed with its offering. Accordingly, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we request withdrawal of our entire Registration Statement on Form S-1 (SEC file No. 333-150877). No securities were sold in connection with the offering.

If you need any further information or if you have any questions, please call me at (623) 580-9600 or Bill Shearer of Bryan Cave LLP, our counsel in this matter, at (404) 572-6873.

Very truly yours,

GLOBAL WATER RESOURCES, INC.

By: ______________________

Name: Trevor T. Hill
Title: Chief Executive Officer

cc: William B. Shearer, Jr., Esq.

21410 North 19th Avenue, Suite 201, Phoenix, Arizona 85027
Phn 623.580.9600
Fax 623.580.9659
gwresources.com